                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                             (Amendment No. 15)(1)

                         Friendly Ice Cream Corporation
                         ------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                          ----------------------------
                         (Title of Class of Securities)

                                    358497105
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 8, 2007
                                 ---------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box / /.

      NOTE.  Schedules filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 12 Pages)

-------------------------------
(1)   The  remainder  of this cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

----------------------                                    ----------------------
CUSIP No. 358497105                   13D                    Page 2 of 12 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    The Lion Fund L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   1,182,488
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              1,182,488
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,182,488
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    14.92%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 358497105                   13D                    Page 3 of 12 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Biglari Capital Corp.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    AF, WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Texas
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   1,182,488
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              1,182,488
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,182,488
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    14.92%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 358497105                   13D                    Page 4 of 12 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Biglari, Sardar
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    AF, WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   1,182,488
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              1,182,488
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,182,488
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    14.92%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 358497105                   13D                    Page 5 of 12 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Western Sizzlin Corp.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   1,182,488
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              1,182,488
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,182,488
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    14.92%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 358497105                   13D                    Page 6 of 12 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Cooley, Philip L.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    AF, WC, PF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   1,182,488
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              1,182,488
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,182,488
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    14.92%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 358497105                   13D                    Page 7 of 12 Pages
----------------------                                    ----------------------

      The following  constitutes  Amendment No. 15 ("Amendment No. 15") to the
Schedule  13D filed by the  undersigned.  This  Amendment  No.  15 amends  the
Schedule 13D as specifically set forth.

      Item 4 is hereby amended to add the following:

      On January 8, 2007,  Sardar Biglari,  on behalf of the Reporting  Persons, sent a letter to  shareholders  of the Issuer  (the  "Letter")  in response to a letter to shareholders  dated January 2, 2007 from Donald Smith, the Chairman of the Board of Directors of the Issuer, which Mr. Biglari believes was intended to misinform  shareholders.  Mr.  Biglari stated that the Board of Directors of the
Issuer,  among other things,  has failed to create  shareholder  value since the
Issuer went public a decade ago,  failed to fully disclose to  shareholders  the details of the Reporting  Persons'  recent  proposal to declassify the staggered board,  and  continues  to protect its own best  interests at the expense of the shareholders'  well-being.  Mr.  Biglari also  reiterated  that if the Reporting
Persons'  nominees  are elected,  they will do their best to create  shareholder value by seeking to institute corporate governance reform,  improved operational performance,  and improved financial  performance -- all revisions which promote the right  behavior -- thereby  putting the  shareholders  first.  A copy of the
Letter is attached as an exhibit hereto and incorporated herein by reference.

      Item 7 is hereby amended to add the following exhibit:

      A.    Letter to  Shareholders,  dated  January 8, 2007 (filed  herewith as
            Exhibit A).

----------------------                                    ----------------------
CUSIP No. 358497105                   13D                    Page 8 of 12 Pages
----------------------                                    ----------------------

                                   SIGNATURES

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:      January 10, 2007                THE LION FUND L.P.

                                            By: Biglari Capital Corp.
                                                General Partner

                                            By: /s/ Sardar Biglari
                                                --------------------------------
                                                Sardar Biglari, Chief Executive Officer

                                            BIGLARI CAPITAL CORP.

                                            By: /s/ Sardar Biglari
                                                --------------------------------
                                                Sardar Biglari, Chief Executive Officer

                                            /s/ Sardar Biglari
                                            ------------------------------------
                                            SARDAR BIGLARI

                                            WESTERN SIZZLIN CORP.

                                            By: /s/ Robyn B. Mabe
                                                --------------------------------
                                                Robyn B. Mabe, Chief Financial Officer

                                            /s/ Philip L. Cooley
                                            ------------------------------------
                                             PHILIP L. COOLEY

----------------------                                    ----------------------
CUSIP No. 358497105                   13D                    Page 9 of 12 Pages
----------------------                                    ----------------------

                                                                       EXHIBIT A
                               THE LION FUND, L.P.
                        9311 SAN PEDRO AVENUE, SUITE 1440
                            SAN ANTONIO, TEXAS 78216
                            TELEPHONE (210) 344-3400
                               FAX (210) 344-3411

SARDAR BIGLARI, CHAIRMAN
                                 January 8, 2007

Dear Fellow Shareholder:

      On January 2, 2007, Donald Smith,  Chairman of Friendly Ice Cream Corp.,
issued  another letter that we believe was intended to misinform you. I am not surprised:  Mr. Smith and the board will take any action  necessary that would divert your attention from the company's dismal performance.  Mr. Smith, along with the board, has failed to create  shareholder  value since Friendly's went public a decade ago at $18 per share.

      In his letter,  Mr. Smith neglects to tell  shareholders  that we recently proposed just one change to Friendly's corporate governance -- to declassify the staggered  board -- but the board rejected our idea of putting the suggestion to shareholder  vote;  instead  it opted  to  protect  its  interests,  not  yours.
Shareholders are the true owners of Friendly's; consequently, they should decide whether or not an entrenched board is good policy.  Clearly,  the board does not want to be held accountable.

      We believe the board will  continue to make  decisions  to protect its own best interests at the expense of the  shareholders'  well-being.  The cost of an entrenched board imposes a heavy burden on Friendly's value.  Since we disclosed our  large  ownership  in the  company,  its  stock  price  has risen to a level reflecting  the  expectation  that  positive  change is in the offing.  While we cannot  promise future  returns,  we can guarantee we will do our best to create shareholder value by seeking to institute corporate governance reform,  improved operational  performance,  and improved  financial  performance -- all revisions which promote the right behavior -- thereby putting the shareholders first.

      Furthermore,  we are  seeking  just two  board  seats  to  serve  the best interests  of all  shareholders.  We  don't  want  unequal  footing  with  other shareholders.  Mr. Smith does.  For  instance,  he is permitted to purchase more than 15% of the company  without  triggering the company's  "poison pill" rights plan.  We will  continue  to share  with you other  decisions  made by the board designed  to  provide  immunity  not  accountability,  and  in  the  process  to disenfranchise us shareholders.

      We lack  confidence in the current board but have confidence that you will support our  position  when we seek your votes to bring much needed  independent thought and demanding, impartial financial discipline.

                                            Sincerely,

                                            /s/ Sardar Biglari
                                            ------------------------------------
                                            Sardar Biglari

Enclosure:  my public  statement of January 2, 2007  communicating my thoughts regarding the board's proposal and our position

----------------------                                    ----------------------
CUSIP No. 358497105                   13D                    Page 10 of 12 Pages
----------------------                                    ----------------------

THIS  COMMUNICATION  IS NOT A  SOLICITATION  OF A PROXY  WHICH  MAY BE DONE ONLY
PURSUANT TO A DEFINITIVE PROXY  STATEMENT.  STOCKHOLDERS ARE ADVISED TO READ THE
PROXY  STATEMENT AND OTHER DOCUMENTS  RELATED TO THE  SOLICITATION OF PROXIES BY
THE LION FUND L.P., BIGLARI CAPITAL CORP., WESTERN SIZZLIN CORP., SARDAR BIGLARI
AND PHILIP L. COOLEY FROM THE  STOCKHOLDERS  OF FRIENDLY ICE CREAM  CORPORATION,
FOR USE AT ITS 2007 ANNUAL MEETING OF  STOCKHOLDERS  WHEN THEY BECOME  AVAILABLE
BECAUSE THEY WILL CONTAIN IMPORTANT  INFORMATION.  WHEN COMPLETED,  A DEFINITIVE
PROXY  STATEMENT AND A FORM OF PROXY WILL BE MAILED TO  STOCKHOLDERS OF FRIENDLY
ICE CREAM  CORPORATION  AND WILL BE AVAILABLE AT NO CHARGE AT THE SECURITIES AND
EXCHANGE COMMISSION'S WEBSITE AT HTTP://WWW.SEC.GOV.  IN ADDITION, COPIES OF THE
PROXY  STATEMENT  AND OTHER  DOCUMENTS  WILL BE  PROVIDED  WITHOUT  CHARGE  UPON
REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO OUR PROXY SOLICITOR, MORROW &
CO., INC. AT ITS TOLL-FREE NUMBER (800) 607-0088.  THE PARTICIPANTS IN THE PROXY
SOLICITATION  ARE  ANTICIPATED TO BE THE LION FUND L.P.,  BIGLARI CAPITAL CORP.,
WESTERN SIZZLIN CORP., SARDAR BIGLARI AND PHILIP L. COOLEY (THE "PARTICIPANTS").
INFORMATION  REGARDING  THE  PARTICIPANTS,  INCLUDING  THEIR  DIRECT OR INDIRECT
INTERESTS,  BY SECURITY HOLDINGS OR OTHERWISE,  IS CONTAINED IN THE SCHEDULE 13D
FILED BY THEM WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 7, 2006 WITH
RESPECT TO FRIENDLY ICE CREAM  CORPORATION,  AS AMENDED.  THAT  SCHEDULE 13D, AS
AMENDED,  IS  CURRENTLY  AVAILABLE AT NO CHARGE ON THE  SECURITIES  AND EXCHANGE
COMMISSION'S WEBSITE AT  HTTP://WWW.SEC.GOV.  AS OF JANUARY 8, 2007, EACH OF THE
PARTICIPANTS  MAY BE DEEMED TO BENEFICIALLY OWN 1,182,488 SHARES OF COMMON STOCK
OF FRIENDLY ICE CREAM CORPORATION. EACH OF THE PARTICIPANTS DISCLAIMS BENEFICIAL
OWNERSHIP  OF SUCH  SHARES  EXCEPT TO THE EXTENT OF HIS/ITS  PECUNIARY  INTEREST
THEREIN

----------------------                                    ----------------------
CUSIP No. 358497105                   13D                    Page 11 of 12 Pages
----------------------                                    ----------------------

PRESS RELEASE

 SARDAR BIGLARI ISSUES STATEMENT; LION FUND GROUP AND FRIENDLY ICE CREAM CORP.
                    UNABLE TO REACH AGREEMENT ON BOARD SEATS

ROANOKE,  Va., Jan. 2  /PRNewswire-FirstCall/  -- Sardar Biglari,  Chairman of
The Lion Fund,  L.P. and Western  Sizzlin Corp.  (OTC Bulletin  Board:  WSZL -
News), issued the following statement:

On September 20, 2006, we asked the Friendly Ice Cream Corp.  (Amex: FRN - News)
for two  board  seats  in  order  for us to  serve  the  best  interests  of all shareholders.  Three months later,  on December 20, 2006, the company offered us two board seats with a major restriction which would limit our ability to act in the best interests of the company's stockholders. In light of the company's poor performance  and total  disregard  for proper  corporate  governance,  we cannot accept restrictions on our ability to hold the existing board and its management accountable for the company's performance.  Nevertheless,  on December 21, 2006, we informed the company  that we would  accept its offer,  but only if the board agreed to place a binding management  proposal on the 2007 annual meeting agenda to  declassify  the board,  that is, to make the  election of the entire board a yearly  occurrence.  This change would  represent a  significant  start  towards improving  the  corporate  governance  of  the  company  and  making  the  board answerable to the stockholders, the true owners of the company.

Research  indicates  that a classified  board  diminishes the value of a company
because  that  system  obstructs  directors'   accountability  to  shareholders.
Unfortunately,  earlier  today,  the board rejected our  recommendation  with no clear  explanation of its refusal to declassify  the staggered  board -- another marker of its poor business judgment.

The cost of an entrenched board is weighing heavily on Friendly's  value. If the board were concerned about acting in the best interest of shareholders, it would have already  acted on our previous  request to grant us two board seats without restrictions,  or the board would have  accepted our  recommendation  to put the declassification of the board to a binding shareholder  proposal.  Either action would have avoided a costly and distracting proxy battle, which as a last resort we are now forced to wage.  We are  confident  that  stockholders  will  support constructive  change  when we seek  their  votes in 2007 to elect  our  director nominees. No rhetoric can overcome the record of this board. We own; we care.

----------------------                                    ----------------------
CUSIP No. 358497105                   13D                    Page 12 of 12 Pages
----------------------                                    ----------------------

THIS  COMMUNICATION  IS NOT A  SOLICITATION  OF A PROXY  WHICH  MAY BE DONE ONLY
PURSUANT TO A DEFINITIVE PROXY  STATEMENT.  STOCKHOLDERS ARE ADVISED TO READ THE
PROXY  STATEMENT AND OTHER DOCUMENTS  RELATED TO THE  SOLICITATION OF PROXIES BY
THE LION FUND L.P., BIGLARI CAPITAL CORP., WESTERN SIZZLIN CORP., SARDAR BIGLARI
AND PHILIP L. COOLEY FROM THE  SHAREHOLDERS  OF FRIENDLY ICE CREAM  CORPORATION,
FOR USE AT ITS 2007 ANNUAL MEETING OF  STOCKHOLDERS  WHEN THEY BECOME  AVAILABLE
BECAUSE THEY WILL CONTAIN IMPORTANT  INFORMATION.  WHEN COMPLETED,  A DEFINITIVE
PROXY  STATEMENT AND A FORM OF PROXY WILL BE MAILED TO  STOCKHOLDERS OF FRIENDLY
ICE CREAM  CORPORATION  AND WILL BE AVAILABLE AT NO CHARGE AT THE SECURITIES AND
EXCHANGE COMMISSION'S WEBSITE AT HTTP://WWW.SEC.GOV.  IN ADDITION, COPIES OF THE
PROXY  STATEMENT  AND OTHER  DOCUMENTS  WILL BE  PROVIDED  WITHOUT  CHARGE  UPON
REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO OUR PROXY SOLICITOR, MORROW &
CO., INC. AT ITS TOLL-FREE NUMBER (800) 607-0088.  THE PARTICIPANTS IN THE PROXY
SOLICITATION  ARE  ANTICIPATED TO BE THE LION FUND L.P.,  BIGLARI CAPITAL CORP.,
WESTERN SIZZLIN CORP., SARDAR BIGLARI AND PHILIP L. COOLEY (THE "PARTICIPANTS").
INFORMATION  REGARDING  CERTAIN OF THE  PARTICIPANTS,  INCLUDING THEIR DIRECT OR
INDIRECT  INTERESTS,  BY SECURITY  HOLDINGS OR  OTHERWISE,  IS  CONTAINED IN THE
SCHEDULE 13D FILED BY THEM WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST
7, 2006 WITH  RESPECT  TO  FRIENDLY  ICE CREAM  CORPORATION,  AS  AMENDED,  MOST
RECENTLY ON DECEMBER  18,  2006.  THAT  SCHEDULE  13D, AS AMENDED,  IS CURRENTLY
AVAILABLE AT NO CHARGE ON THE  SECURITIES AND EXCHANGE  COMMISSION'S  WEBSITE AT
HTTP://WWW.SEC.GOV.  AS OF  JANUARY  2, 2007,  EACH OF THE  PARTICIPANTS  MAY BE
DEEMED TO  BENEFICIALLY  OWN  1,182,388  SHARES OF COMMON  STOCK OF FRIENDLY ICE
CREAM CORPORATION.  EACH OF THE PARTICIPANTS  DISCLAIMS  BENEFICIAL OWNERSHIP OF
SUCH SHARES EXCEPT TO THE EXTENT OF HIS/ITS PECUNIARY INTEREST THEREIN.

Source: Western Sizzlin Corp.